Filed Pursuant to Rule 433 under the Securities Act of 1933
Registration Statement No. 333-251032
January 13, 2021

CI FINANCIAL CORP.
US$260,000,000 3.200% NOTES DUE 2030
PRICING TERM SHEET
January 13, 2021

Issuer:	CI Financial Corp.
Security:	3.200% Notes due 2030 (the “Notes”)
Expected Ratings*:	BBB/Negative (S&P) BBBH/Negative (DBRS)
Ranking:	Senior Unsecured
Size:

US$260,000,000

The Notes will be in addition to and form part of the same series of notes as the US$700,000,000 aggregate principal amount of CI Financial Corp.’s 3.200% Notes due 2030, which were originally issued on December 17, 2020 (the “Original 2030 Notes”). The Notes will have the same terms as the Original 2030 Notes, other than the issue date and the price to the public, will have the same CUSIP number as the Original 2030 Notes, and will trade interchangeably with the Original 2030 Notes immediately upon settlement. After giving effect to this offering, there will be a total of US$960,000,000 aggregate principal amount of notes of this series issued and outstanding.

Trade Date:	January 13, 2021
Expected Settlement Date**:	January 19, 2021 (T+3). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing will be required, by virtue of the fact that the Notes initially will settle in T+3, to specify an alternative settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing should consult their own advisors.
Maturity Date:	December 17, 2030
Coupon:	3.200% (interest will accrue from December 17, 2020)
Interest Payment Dates:	June 17 and December 17, commencing June 17, 2021
Price to Public:	100.913% of principal amount plus accrued interest from December 17, 2020
Benchmark Treasury:	UST 0.875% due November 15, 2030
Benchmark Treasury Price & Yield:	98-00; 1.090%
Spread to Benchmark Treasury:	+ 200 basis points
Yield:	3.090%
Denominations:	Initial denominations of US$2,000 and subsequent multiples of US$1,000
Change of Control:	at 101%
Redemption Provisions:
Make-Whole Call:	Prior to September 17, 2030 (three months prior to maturity), treasury rate plus 35 basis points
Par Call: Tax Call:	At any time on or after September 17, 2030 (three months prior to maturity), at 100% of the principal amount of the Notes to be redeemed At par, in the event of certain changes in tax law

Use of Proceeds:	The net proceeds from the sale of the Notes will be used to redeem the C$325,000,000 aggregate principal amount of the issuer’s 3.520% debentures maturing July 20, 2023
CUSIP/ISIN:	125491 AN0 / US125491AN04
Book-Running Manager:	BofA Securities, Inc.
Joint-Lead Manager:	J.P. Morgan Securities LLC
Co-Managers:

RBC Capital Markets, LLC

CIBC World Markets Corp.

National Bank of Canada Financial Inc.

Raymond James (USA) Ltd.

TD Securities (USA) LLC

Credit Suisse Securities (USA) LLC

Goldman Sachs & Co. LLC

Morgan Stanley & Co. LLC

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) and a prospectus supplement with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BofA Securities, Inc. (toll free) at 1-800-294-1322 or by emailing dg.prospectus_requests@bofa.com.